

Mail Stop 4631

October 10, 2017

<u>Via E-mail</u>
Kevin Brackman
Chief Accounting Officer
Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301

> **Re: Myers Industries Inc.**
> **Registration Statement on Form S-3**
> **Filed September 26, 2017**
> **File No. 333-220628**

Dear Mr. Brackman:

We have limited our review of your registration statement to that issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. You disclose that subsidiaries of Myers Industries, Inc. may issue guarantees but your registration statement does not appear to contain the financial information required by Rule 3-10 of Regulation S-X. If you are relying on Note 1 to Rule 3-10(f), please ensure that all required narrative disclosure is included in the notes to the financial statements. Please advise us how you intend to comply with Rule 3-10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Megan Mehalko, Esq.
        Sarah Hesse, Esq.